TENGION, INC.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403
(267) 292-8364

May 9, 2011

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	Jeffrey Riedler Jennifer Reigel

Re:	Tengion, Inc. Registration Statement on Form S-3 (File No. 333-173574)

Ladies and Gentlemen:

On May 5, 2011, Tengion, Inc. (the “Company”) submitted a request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m., May 6, 2011, or as soon thereafter as practicable.  At this time, the Company wishes to withdraw that acceleration request.  The Company will file an amendment to the above-captioned Registration Statement and a new acceleration request at a later date.

Please direct any questions regarding the Registration Statement or this request to Joseph W. La Barge at the Company at 267-960-4863 or Justin P. Klein at Ballard Spahr LLP at 215-864-8606.

Sincerely,
/s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer and Vice President, Finance